As filed with the Securities and Exchange Commission on December 10, 2003.

Registration No. 333-107694

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

Filed Pursuant to Rule 462(d)

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WISCONSIN GAS COMPANY

(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-0476515 (IRS Employer Identification No.)

231 West Michigan Street

P. O. Box 2046

Milwaukee, Wisconsin 53201

(414) 221-2345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey West, Treasurer

Wisconsin Gas Company

231 West Michigan Street

P. O. Box 2046

Milwaukee, Wisconsin 53201

(414) 221-2345

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

BRUCE C. DAVIDSON Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000	GARY W. WOLF Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3600

Approximate date of commencement of proposed sale to the public:    At such time, or from time to time, after the effective date of this registration statement as the registrant shall determine, in light of market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-107694) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to the Registration Statement.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

The following exhibits are filed with this Post-Effective Amendment to the Registration Statement:

Exhibit Number	Description
1.1	Underwriting Agreement, dated as of December 3, 2003, between Wisconsin Gas Company (the “Company”) and Morgan Stanley & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated relating to $125,000,000 aggregate principal amount of the Company’s 5.20% Debentures due December 1, 2015.

4.1	Indenture for Debt Securities, dated as of December 1, 2003, between Wisconsin Gas Company and U.S. Bank National Association, as Trustee, including, as exhibits, forms of Registered Security and Bearer Security thereunder.

4.2	Securities Resolution No. 1 of the Company, dated as of December 3, 2003, under the Indenture for Debt Securities, dated as of December 1, 2003, between the Company and U.S. Bank National Association, as Trustee.

5.1	Opinion of Quarles & Brady LLP.

23.7	Consent of Quarles & Brady LLP (included in Exhibit 5.1).

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on December 10, 2003.

WISCONSIN GAS COMPANY

By:	/s/ JEFFREY WEST

Jeffrey West, Treasurer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed by the following persons in the capacities indicated on December 10, 2003.

Signature and Title

/s/ RICHARD A. ABDOO*	/s/ BARBARA L. BOWLES*
Richard A. Abdoo, Chairman of the Board and Director	Barbara L. Bowles, Director

/s/ GALE E. KLAPPA*	/s/ ROBERT A. CORNOG*
Gale E. Klappa, President and Chief Executive Officer (Principal Executive Officer)	Robert A. Cornog, Director

/s/ ALLEN L. LEVERETT*	/s/ WILLIE D. DAVIS*
Allen L. Leverett, Chief Financial Officer (Principal Financial Officer)	Willie D. Davis, Director

/s/ STEPHEN P. DICKSON*	/s/ ULICE PAYNE, JR.*
Stephen P. Dickson, Controller (Principal Accounting Officer)	Ulice Payne, Jr., Director

/s/ JOHN F. AHEARNE*	/s/ FREDERICK P. STRATTON, JR.*
John F. Ahearne, Director	Frederick P. Stratton, Jr., Director

/s/ JOHN F. BERGSTROM*	/s/ GEORGE E. WARDEBERG*
John F. Bergstrom, Director	George E. Wardeberg, Director

*By:	/s/ JEFFREY WEST

Jeffrey West, Attorney-in-Fact

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